 B.O.S. Better Online Solutions Ltd.
20 Frieman Street
Rishon Le Zion 75101
Israel

October 5, 2010

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	B.O.S. Better Online Solutions Ltd.
Form 20-F for the Fiscal Year Ended December 31, 2009
Filed June 30, 2010
File No. 001-14184

Ladies and Gentlemen:

On behalf of BOS Better Online Solutions Ltd., an Israeli corporation (the “Company”), we acknowledge receipt of a comment letter dated September 13, 2010 (the “Letter”) from the Staff of the Securities and Exchange Commission with respect to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009.

We intend to respond to the Letter as quickly as possible; however, the Letter was sent to the Company by mail and was not received by us until Sunday, October 3, 2010.  As a result, we respectfully request that the Company be permitted to respond to the Letter by Monday, October 18, 2010.

If you have any questions concerning the foregoing, please do not hesitate to contact the undersigned (Tel: 972-54-2525925; Fax: 972-3-9541003; e-mail: eyalc@boscom.com) or our attorney, Brian Brodrick, Esq., (Tel: 212-841-0700; Fax: 212-262-5152; e-mail: bbrodrick@phillipsnizer.com).

Very truly yours, /s/ Eyal Cohen Eyal Cohen Chief Financial Officer